Exhibit 99.3

POSTMEDIA NETWORK CANADA CORP.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO HOLDERS OF SHARES OF POSTMEDIA NETWORK CANADA CORP.:

NOTICE IS HEREBY GIVEN that a special meeting (the “Shareholders’ Meeting”) of the holders (the “Shareholders”) of the voting shares (the “Voting Shares”) and variable voting shares (the “Variable Voting Shares” and, together with the Voting Shares, the “Shares”) of Postmedia Network Canada Corp. (“PNCC”) will be held at Goodmans LLP, 333 Bay Street Suite 3400, Toronto, Ontario M5H 2S7, on the 7th day of September, 2016 at 10:00 a.m. (Toronto time) for the following purposes:

1.

to consider, and if deemed advisable, to pass, with or without variation, a resolution (the “Shareholders’ Arrangement Resolution”), the full text of which is set out in Appendix C to the accompanying management information circular (the “Circular”), approving an arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, which Arrangement is more particularly described in the Circular;

2.

to consider, and if deemed advisable, to pass, with or without variation, a resolution (the “Rights Plan Amendments Resolution”), the full text of which is set out in Appendix D to the accompanying Circular, approving certain amendments to the shareholder rights plan agreement dated as of November 8, 2010 between PNCC and Computershare Trust Company of Canada, as rights agent (the “Rights Plan”), which amendments are more particularly described in the Circular;

3.	to transact such other business as may properly come before the Shareholders’ Meeting or any adjournment thereof.

The record date (the “Shareholder Record Date”) for entitlement to notice of the Shareholders’ Meeting is August 5, 2016. At the Shareholders’ Meeting, each Shareholder as of the Shareholder Record Date will have the voting rights described in the Circular.

Subject to any further order of the Court, the Court has set the quorum for the Shareholders’ Meeting as the presence, in person or by proxy, of two or more persons holding not less than 10% of the outstanding Shares entitled to vote at the Shareholders’ Meeting.

A Shareholder may attend the Shareholders’ Meeting in person or may appoint another person as proxyholder. Each of the forms of proxy accompanying the Circular nominates Rod Phillips and Paul Godfrey and either one of them with full power of substitution as proxyholders. A Shareholder may appoint another person as its proxyholder by inserting the name of such person in the space provided in the form of proxy, or by completing another valid form of proxy. Persons appointed as proxyholders need not be Shareholders.

Subject to any further order of the Court, the vote required to pass the Shareholders’ Arrangement Resolution is the affirmative vote of at least 66 2⁄3% of the votes cast by Shareholders present in person or by proxy at the Shareholders’ Meeting and entitled to vote on the Shareholders’ Arrangement Resolution.

All holders of the 12.50% senior secured notes due July 15, 2018 of Postmedia Network Inc. (the “Second Lien Noteholders”) and the Shareholders shall vote as one class for the purposes of voting on the Rights Plan Amendments Resolution. In order for the Rights Plan Amendments Resolution to be passed, not less than (i) a simple majority of the aggregate number of votes cast at the Shareholders’

Meeting and the meeting of the Second Lien Noteholders to be held on September 7, 2016, on the basis of one vote for each Share to be held upon completion of the Recapitalization (based on Shares and Second Lien Notes held as at the Record Date), and (ii) a simple majority of the aggregate number of votes cast at such meetings, on the basis of one vote for each Share to be held upon completion of the Recapitalization (based on Shares and Second Lien Notes held as at the Record Date) (without giving effect to votes cast by any Person that will hold more than 20% of the total number of outstanding New Shares upon completion of the Recapitalization, which, based on Shares and Second Lien Notes held as at the Record Date, will include Chatham Fund, LP and/or Chatham Asset High Yield Master Fund, Ltd.), must be cast in favour of the Rights Plan Amendments Resolution.

The implementation of the plan of arrangement, which is attached as Appendix F to the Circular, is subject to approval by the holders of 8.25% senior secured notes and 12.50% senior secured notes of Postmedia Network Inc. at separate meetings and the approval of the Court, as well as the satisfaction or waiver of certain other conditions. Implementation of the plan of arrangement is not subject to approval of the Shareholder’ Arrangement Resolution; if the Shareholders’ Arrangement Resolution is not approved at the Shareholders’ Meeting, the step of the Arrangement which contemplates the consolidation of the Shares on the basis of one new Voting Share for every 100 existing Voting Shares and one new Variable Voting Share for every 100 existing Variable Voting Shares will not proceed but the balance of the Arrangement will, subject to the receipt of all necessary approvals and the satisfaction or waiver of all other conditions, still be implemented.

DATED at Toronto, Ontario this 5th day of August, 2016.

By Order of the Board of Directors of Postmedia Network Canada Corp.

Paul Godfrey (signed)
President and Chief Executive Officer

If you are a non-registered Shareholder and you receive these materials through your broker, custodian, nominee or other intermediary, you should follow the instructions provided by your broker, custodian, nominee or other intermediary in order to vote your Shares.  If you are a registered Shareholder, whether or not you are able to be present at the Shareholders’ Meeting you are requested to vote following the instructions provided on the appropriate voting instruction card or proxy using one of the available methods. In order to be effective, proxies must be received by Computershare Investor Services Inc. prior to 12:00 p.m. (Toronto time) on September 2, 2016 (or, in the event that the Shareholders’ Meeting is adjourned or postponed, prior to 12:00 p.m. (Toronto time) on the business day prior to the date fixed for the adjourned or postponed Shareholders’ Meeting) at one of the following addresses:

By Hand, by Courier or by Registered Mail:

Computershare Investor Services Inc.

11th Floor, 100 University Avenue

Proxy Department

Toronto, Ontario M5J 2Y1

If Shareholders have any questions about obtaining and completing proxies, they should contact Kingsdale Shareholder Services by telephone at 1-866-581-0506 (toll-free within Canada or the United States) or 1-416-867-2272 (for calls outside Canada and the United States) or by email at contactus@kingsdaleshareholder.com

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